02 AUG 15

Rabobank Nederland

Sender UC G-654, Postbus 17100, 3500 HG Utrecht

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Visiting address Croeselaan 18, Utrecht

Telephone [00) 31 302162615
Fax [00]31 302161928

02049160

Our reference BB/jcd
Date 5 August 2002

SUPPL

Subject Rabobank Nederland **Rule 12g3-2(b) File No. 82-5010**

Dear Sir or Madam,

The enclosed press releases from the period July 2002 and the Pricing Supplements of July 2002 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Very truly yours,
Rabobank Nederland

Prof.dr.ir.Bert Bruggink
Director Control Rabobank Group

Press releases

Rabobank Group extends offering to Japanese retail investors
July 12 2002

Issuer:	Rabobank Nederland
Currency :	USD 205 million
Nominal amount:	NOK 500mm
Status :	senior, unsubordinated
Coupon :	3.53% semi-annually a long first coupon.
Issue date :	5 August 2002
Maturity :	7 August 2006
Redemption Price :	100%
Denominations :	USD 1,000
Listing :	None
Format ::	Global Note

In this area you find all our recent press releases.

A chronological overview of all press releases of the last 12 months can be found in the Archive.

Press releases

July 24 2002

Rabo Invest Ltd., Moscow, Russia, a 100% subsidiary of Rabobank International, has issued today a 270 days Rouble denominated bond for a capital amount of RUR 1,2 Bn with a 6 months put- option. The obligations of the issuer have been fully guaranteed by Rabobank Nederland, the latter which has received an AAA credit rating of all three international rating agencies.

The current RUR Bond issue is the second issue by Rabo Invest into the Russian capital markets. The first issue took place in October 2001 and amounted up to RUR 600 million. This issue had a tenor of 6 months and was redeemed in time and in full in April 2002.

The Lead Manager and Underwriter of the issue is OOO Russkiye Fondy (Russian Funds Ltd.) together with Co-Lead Manager and Underwriter ZAO ABN-AMRO Bank. OJSC Commercial Bank Petrocommerce and ZAO 'Raiffeisenbank Austria' acted as Co-Lead Managers. Payment Agent for the issue is ZAO "Commerz Bank" (Eurasia).

The bonds proceeds will be used by Rabo Invest to finance its Russian trade finance portfolio in agri- commodities because for some clients of Rabo Invest rouble finance is the preferred option.

Philip ter Woort, Chief Representative Rabobank in Russia: "We are very pleased that we have been able to approach the Russian markets so quickly after our first bond issue. This is a reflection of Rabo Invests' increasing business volumes in the Russian agri-trade finance where Rabo is a major player. We anticipate that the Rabo Invest bonds will be well received by the market due to its excellent risk\return relationship".

Alexey Belyaev, General Director of Rabo Invest adds: "This instrument allows Rabo Invest to offer to its clients a wider product range and it will strengthen our position in the soft- commodity trade into, within and from Russia. This is in particular required to service our clients in relation to the 2002 grain harvesting campaign".

In this area you find all our recent press releases.

A chronological overview of all press releases of the last 12 months can be found in the Archive.

About the Rabobank Group
The Rabobank Group is a broad financial services provider. Its cooperative foundation has given it a clear customer focus. All the divisions of the Group work in close cooperation in order to jointly offer customers the best possible price-quality ratio and a wide

range of financial services and products, such as payment, saving, lending, insuring and investing. The Group consists of approximately 369 independent local cooperative Rabobanks, which together have more than 925,000 members, and encompasses well- known subsidiaries such as Robeco, Interpolis, Schretlen and Co., Effectenbank Stroeve, Rabobank International, De Lage Landen, Rabo Real Estate and Gilde Investment. The group is represented internationally with 143 locations in 34 countries. The Rabobank Group has received the highest credit rating from the major rating institutes. In its Dutch home market, the Rabobank Group has nine million business and private customers and is market leader in virtually every area of financial services.

PreviousNext PreviousNext

Press releases

Rabobank Group to Acquire VIB Corp
July 31 2002

NEW YORK, NEW YORK / EL CENTRO, CALIFORNIA / UTRECHT, THE NETHERLANDS – July 31, 2002 – The Netherlands- based Rabobank Group today announced that it has entered into a definitive agreement to acquire VIB Corp (NASDAQ: VIBC), a bank holding company that provides financial services in California.

Under the terms of the agreement, Rabobank would purchase 100% of the common stock of VIB Corp in an all cash transaction, at a price of $15.10 per common share of VIB Corp stock, a premium of approximately 9.4% percent over closing price of $13.80 on July 30, 2002. This price values the total issued shares of VIB Corp at approximately $212.5 million. Rabobank plans to finance the purchase from existing funds.

The acquisition of VIB Corp is expected to close in the fourth quarter of 2002 or early in the first quarter of 2003, subject to approval by shareholders representing at least 50% plus 1 of the outstanding shares and to the receipt of required regulatory approvals. Valley Independent Bank, VIB Corp's bank subsidiary, will continue to do business under its own name and the names Bank of Stockdale and Kings River State Bank. Rabobank is being advised by Sandler O'Neill & Partners, L.P. and VIB Corp by Keefe, Bruyette & Woods, Inc.

Headquartered in El Centro, California, VIB Corp operates twenty-four locations from the California-Mexico border to Fresno, California. The company employs approximately 425 people and has nearly $1.3 billion in assets. For the six months ending June 30, 2002, VIB Corp's net income rose 51% compared with the six months ending June 30, 2001 to $6.6 million on revenues of $31.1 million (an increase of 3% over the same period of the previous year). Earnings per diluted share for the first half of 2002 were $.48, up from $.33 in the same period of the previous year.

The acquisition of VIB Corp follows Rabobank's strategy of exporting its core competencies in retail banking and agricultural lending from its home market (The Netherlands) to the most promising markets around the world. For many years, Rabobank has had success with this strategy in rural communities, first in Australia and New Zealand, and recently in Ireland. In the United States, Rabobank already has a well-

In this area you find all our recent press releases.

A chronological overview of all press releases of the last 12 months can be found in the Archive.

established practice in international corporate and investment banking, offered by its U.S. branch, Rabobank International. VIB Corp represents a strong local operating platform through which Rabobank can develop a U.S. retail banking business and access California's agricultural community. As a network of community banks, VIB Corp shares Rabobank's focus on local decision-making and customer value.

Cor Broekhuyse, Regional Head of the Americas for Rabobank International, said "The acquisition of VIB Corp is the logical next step in our development of the U.S. market. Since our start here in 1980, we have made significant headway in the U.S. through our corporate and investment banking services. VIB Corp will add a retail channel and access to California, the largest agricultural market in the world. Our strategy of exporting community banking expertise to other countries, such as Australia and Ireland, is ideally suited to VIB Corp's highly- respected management team, prominent position in its market areas and strong operational environment."

"We believe the terms of the offer are fair and attractive to VIB Corp shareholders, and our Board fully recommends approval of the offer," said Dennis L. Kern, President and CEO of VIB Corp. "The characteristics that make Rabobank a unique organization are exactly the ones that will make it an excellent partner for Valley Independent Bank. With more than 950,000 members of its cooperative banks in The Netherlands, Rabobank has built its business on serving local communities and individual customers. Standard and Poor's, Moody's, and Fitch have given Rabobank the highest credit rating for the past 15 years, making it among the most financially stable institutions in the world. Their vast resources and financial soundness will allow us to significantly enhance our business, as well as the products and services we offer to customers. For twenty years, we have combined solid growth with outstanding customer service and a commitment to community banking. Rabobank is the best partner to help us continue to do so for the next twenty years."

About Rabobank Group

The Rabobank Group (www.rabobank.com) is a broad financial services provider. Its cooperative foundation has given it a clear customer focus. All the divisions of the Group work in close cooperation in order to jointly offer customers the best possible price-quality ratio and a wide range of financial services and products, such as payment, saving, lending, insuring and investing. The Group consists of about 360 independent local cooperative Rabobanks, which together have more than 950,000 members, and encompasses well- known subsidiaries and entities such as Robeco, Interpolis, Schretlen and

Co., Effectenbank Stroeve, Rabobank International, De Lage Landen, Rabo Vastgoed and Gilde Investment. The group is represented internationally with 143 locations in 34 countries. The Rabobank Group has received the highest credit rating from the major rating institutes. In its Dutch home market, the Rabobank Group has nine million private and business customers and is a market leader in virtually every area of financial services.

The Rabobank Group's U.S. operations, Rabobank International USA (www.rabobank.com), offer corporate and investment banking services, primarily in the food and agriculture industry, through offices in New York, Atlanta, Chicago, Dallas and San Francisco. DLL USA, another U.S. member of the Rabobank Group, (www.delagelanden.com) offers leasing and vendor financing, and Robeco (www.robeco.com) offers a wide range of investment and advisory products through its subsidiaries Weiss, Peck & Greer, Harbor Capital and Sage Capital.

About VIB Corp

VIB Corp (www.vibcorp.com) is a bank holding company providing financial services primarily in California through its subsidiary, Valley Independent Bank. Both are headquartered in El Centro, California. VIB Corp strives to achieve enhanced shareholder value through strong financial performance, increased market share, superior customer service and operating efficiencies. VIB Corp supports its subsidiary by fostering capital adequacy, strategic management, financial community relations, marketing and sound management practices. Valley Independent Bank, whose accounts are insured by the FDIC, also operates under the trade names Bank of Stockdale and Kings River State Bank. It is a community banking network serving the needs of its customers with a commitment to local identity and decision-making, as well as personalized customer service. Its 24 locations stretch from the Imperial Valley on the California-Mexico border north nearly 500 miles to Fresno in the Central Valley.

FACT SHEET

Rabobank Group

Headquartered in Utrecht, The Netherlands, Rabobank (www.rabobank.com) was founded a century ago in The Netherlands as a cooperative agricultural bank. Today, the Rabobank Group consists of about 360 independent local cooperative Rabobanks, with more than 950,000 members, and encompasses subsidiaries and entities such as Robeco, Interpolis, Schretlen and Co., Effectenbank Stroeve, De Lage Landen, Rabobank International, Rabo Vastgoed and

Gilde Investment. In its home market, the Rabobank Group has nine million private and business customers and is a market leader in virtually every area of financial services. The Group is represented internationally by 143 locations in 34 countries.

US Operations

In the United States, Rabobank International (www.rabobank.com) USA has $35 billion in assets and operates through offices in New York, Atlanta, Chicago, Dallas and San Francisco. With a focus on the food and agriculture industry, it offers corporate banking, corporate finance and investment banking services, as well as food and agricultural research (FAR). DLL USA, (www.delagelanden.com), another member of the Rabobank Group, offers leasing and vendor financing, and Robeco (www.robeco.com) offers a wide range of investment and advisory products through its subsidiaries Weiss Peck & Greer, Harbor Capital and Sage Capital.

Management

- *Rabobank Group*

  Mr. Hans N. J. Smits, Chairman of the Executive Board of Rabobank Group
  Mr. Rik J.M.G van Slingelandt, Member of the Executive Board of Rabobank Group, Chairman of the Managing Board of Rabobank International

- *Rabobank International (USA)*

  Mr. Cor Broekhuyse, Executive Vice President, Regional Head Americas
  Mr. Henk Adams, Senior Vice President, Corporate Development

Financial Summary

	2001 (in EUR millions)	2001 (in USD millions)	Change from 2000
Net Profit:	1,291	1,154	7.5%
Total Income:	8,434	7,536*	8.0%
Total	363,619	320,894	5.7%

Assets:

The Rabobank Group received the highest credit rating from Standard & Poor's, Fitch and Moody's for the past 15 years.

VIB Corp

Valley Independent Bank was founded in 1980 by a group of community- oriented farmers and businessmen in El Centro, California. Since then, it has grown to 24 locations that stretch from Fresno in the Central Valley to the California-Mexico border. In 1998, the bank formed a holding company, VIB Corp (www.vibcorp.com), which was listed on the NASDAQ as "VIBC."

Valley Independent Bank also operates under the trade names Bank of Stockdale and Kings River State Bank. These locally founded regional banks were merged into Valley Independent Bank in May 2001, after being acquired in 1999 (Bank of Stockdale) and 2000 (Kings River State Bank). Both acquisitions retain their names, operating as divisions of VIB.

VIB offers a range of commercial and retail banking services including retail and business loans, deposit accounts, credit cards, and other customary non- deposit banking services. VIB's customers include individuals, many of whom are farmers or ranchers, and small to medium-sized businesses.

Management

- Mr. Dennis L. Kern, President and Chief Executive Officer
- Mr. Jack Brittain, Executive Vice President and Chief Credit Officer
- Mr. Harry Gooding III, Executive Vice President and Chief Financial Officer
- Mr. William F. Henle, Executive Vice President and Chief Operating Officer
- Mr. Martin E. Plourd, Executive Vice President and Community Banking Officer
- Ms. Janice Stewart-Grady, Senior Vice President and Human Resources Director
- Mr. Tom Wetzel, Senior Vice President and Audit Director

Financial Summary

	For the year ending 12/31/2001 (in thousands USD)	Change from 2000
Net Profit:	9,222	6.98%
Net Interest Income:	48,458	4.68%
Total Assets:	1,168,236	2.21%
Diluted Earning	69 cents	6.15%

per Share:

This press release contains statements which constitute forward- looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risk and uncertainties. Actual results may differ materially from the results in these forward- looking statements. Factors that might cause such a difference include, among other things, fluctuations in interest rates, changes in economic conditions or governmental regulation, credit quality and other factors discussed in VIB Corp's Annual Report on Form 10- K for the year ended December 31, 2001.

PreviousNext PreviousNext

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH

RABO AUSTRALIA LIMITED

RABOBANK IRELAND plc

Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc
by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

SERIES NO: 406A
Tranche 1

ZAR 150,000,000 11.00 per cent. Notes 2002 due 23 July 2012

Issue Price: 98.035 per cent.

TD SECURITIES
RABOBANK INTERNATIONAL
STANDARD BANK OF SOUTH AFRICA **DEUTSCHE BANK**
DEXIA CAPITAL MARKETS **DZ BANK AG**
KBC BANK NV **LANDESBANK BADEN-WUERTTEMBERG**

The date of this Pricing Supplement is 18 July 2002

Directive no. 2000/12/eg of the European Parliament and of the Council of the European Union of March 2000 relating to the taking up and pursuit of the business of credit institutions (OJ I126).

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2001 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2001.

In connection with this issue, The Toronto-Dominion Bank or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes and/or the Existing Notes at a level higher than that which might otherwise prevail for a limited period after the Issue Date. However, there may be no obligation on The Toronto-Dominion Bank or any agent or person acting for it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	406A
	(ii)	Tranche No:	1
3	Specified Currency or Currencies:		South African Rand ("**ZAR**")
4	Aggregate Nominal Amount:		
	(i)	Series:	ZAR 150,000,000
	(ii)	Tranche:	ZAR 150,000,000
5	(i)	Issue Price:	98.035 per cent. of the Aggregate Nominal Amount of the Notes
	(ii)	Net proceeds:	ZAR 144,052,500 (less agreed expenses)
6	Specified Denominations:		ZAR 5,000, ZAR 50,000 and ZAR 500,000
7	(i)	Issue Date:	23 July 2002
	(ii)	Interest Commencement Date (if different from the Issue Date):	Issue Date
8	Maturity Date:		23 July 2012
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		Not Applicable
10	Interest Basis:		Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Status of the Guarantee:	Not Applicable
15	Listing:		Luxembourg Stock Exchange
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	11.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	23 July in each year commencing on 23 July 2003 and ending on 23 July 2012, if not previously redeemed

	(iii)	Fixed Coupon Amounts:	ZAR 550 on each denomination of ZAR 5,000; ZAR 5,500 on each denomination of ZAR 50,000; and ZAR 55,000 on each denomination of ZAR 500,000.
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual - ISMA
	(vi)	Determination Date(s):	Interest Payment Date
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		100.00 per cent. of the Aggregate Nominal Amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes as per the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		Bearer Notes
	(i)	Temporary or Permanent Global Note/Certificate:	Upon issue the Notes will be represented by a Temporary Global Note. The Temporary Global Note will be exchangeable for Definitive Notes not earlier than 40 days after 23 July 2002 but as soon as practicable thereafter.

	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	Not Applicable

DISTRIBUTION

34	(i) If syndicated, names of Managers:	The Toronto-Dominion Bank Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Standard Bank of South Africa Deutsche Bank AG London Dexia Banque Internationale à Luxembourg, société anonyme (acting under the name Dexia Capital Markets) DZ BANK AG Deutsche Zentral-Genossenschaftsbank AG, Frankfurt am Main KBC Bank NV Landesbank Baden-Wuerttemberg
	(ii) Stabilising Agent (if any):	The Toronto-Dominion Bank
	(iii) Dealer's Commission:	Combined management and underwriting commission of 0.325 per cent. of the nominal amount of the Notes and selling concession of 1.675 per cent. of the nominal amount of the Notes
35	If non-syndicated, name of Dealer:	Not Applicable

36	Additional selling restrictions:	**South Africa**: Each Manager represents and agrees that it has not offered or sold and will not offer or sell, directly or indirectly, any notes in the Republic of South Africa except in accordance with South African exchange control regulations and in circumstances which would not constitute an offer to the public within the meaning of the South African Companies Act 1973 (as amended). **The Netherlands:** Each Manager represents and agrees that the Notes qualify as "euro-securities" within the meaning of the 1995 Exemption Regulation *(vrijstellingsregeling wet toezicht effectenverkeer 1995),* i.e.: (i) the Notes are acquired and placed by a syndicate of which at least two members are established in different member states that are a party to the treaty on the EEA; (ii) 60 per cent. or more of the Notes are placed by syndicate members established in one or more states other than the state where the issuing institution has its corporate seat; and (iii) subscription for the Notes is only possible or the Notes can in the first instance only be purchased through the intermediary of a credit institution registered with the Dutch Central Bank or through another institution (not registered with the Dutch Central Bank) which in the course of its business carries out one or more of activities referred to in paragraphs 7 and 8 of Annex I to Directive no. 2000/12/eg of the European Parliament and of the Council of the European Union of March 2000 relating to the taking up and pursuit of the business of credit institutions (OJ I126).

OPERATIONAL INFORMATION

37	ISIN Code:	XS0151175758
38	Common Code:	15117575
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Not Applicable
40	Delivery:	Delivery against payment

41	The Agents appointed in respect of the Notes are:	Deutsche Bank Luxembourg S.A. as Paying Agent, Banque Générale du Luxembourg S.A. as Paying Agent, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) as Paying Agent and Deutsche Bank AG London as Fiscal Agent, Paying Agent and Exchange Agent
	GENERAL	
42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.100454, producing a sum of (for Notes not denominated in Euro):	15,068,100
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	18 July 2002
46	Date of Base Offering Circular:	27 September 2001, as supplemented by a supplemental offering circular dated 1 January 2002

Signed on behalf of the Issuer:

By:

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
AUSTRALIA BRANCH

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
SINGAPORE BRANCH

RABO AUSTRALIA LIMITED

RABOBANK IRELAND plc

Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc
by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 296A
TRANCHE NO: 3
Euro 150,000,000 4.5 per cent. Notes 2002 due 22 January 2007 (the "Notes")

Issue Price: 101.54 per cent. (plus accrued interest from and including 22 January 2002 to but excluding 19 July 2002)
The Notes will, upon being represented by a Permanent Global Note, be consolidated, and will form a single series, with the Euro 500,000,000 4.5 per cent. Notes 2002 due 22 January 2007 issued on 22 January 2002 and the Euro 250,000,000 4.5 per cent. Notes 2002 due 22 January 2007 issued on 13 March 2002 (together, the "**Existing Notes**")

UBS WARBURG
BARCLAYS CAPITAL
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK INTERNATIONAL)

The date of this Pricing Supplement is 15 July 2002

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2001 and the supplemental offering circular dated 1 January 2002 (together, the "**Offering Circular**") issued in relation to the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules (*'Reglement Procedure Beursnotering'*) of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) in its capacity as Amsterdam Listing Agent has not made a due diligence investigation with respect to the Offering Circular pursuant to the Listing Procedure Rules.

There are additional United Kingdom selling restrictions in clause 36 of this Pricing Supplement.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2001 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2001.

In connection with this issue, UBS AG, acting through its business group UBS Warburg or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes and/or the Existing Notes at a level higher than that which might otherwise prevail for a limited period after the Issue Date. However, there may be no obligation on UBS AG, acting through its business group UBS Warburg or any agent or person acting for it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period. The stabilisation will in any event terminate after a period of 30 days after the date payment must be made on the Notes.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	296A
	(ii)	Tranche No:	3
3	Specified Currency or Currencies:		Euro
4	Aggregate Nominal Amount:		
	(i)	Series:	Euro 900,000,000
	(ii)	Tranche:	Euro 150,000,000
5	(i)	Issue Price:	101.54 per cent. of the Aggregate Nominal Amount of the Notes plus accrued interest from and including 22 January 2002 to but excluding 19 July 2002
	(ii)	Net proceeds:	Euro 152,976,780.81 (including 178 days accrued interest)
6	Specified Denominations:		Euro 1,000, Euro 10,000 and Euro 100,000
7	(i)	Issue Date:	19 July 2002
	(ii)	Interest Commencement Date (if different from the Issue Date):	22 January 2002
8	Maturity Date:		22 January 2007
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		Not Applicable
10	Interest Basis:		Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Status of the Guarantee:	Not Applicable
15	Listing:		Official Segment of the Stock Market of Euronext Amsterdam N.V.
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable

//

	(i)	Rate of Interest:	4.5 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	22 January in each year commencing on 22 January 2003 and ending on 22 January 2007, if not previously redeemed
	(iii)	Fixed Coupon Amounts:	Euro 45 on each denomination of Euro 1,000; Euro 450 on each denomination of Euro 10,000 and Euro 4,500 on each denomination of Euro 100,000
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual -ISMA
	(vi)	Determination Date(s):	Interest Payment Date
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		100.00 per cent. of the Aggregate Nominal Amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Final Redemption Amount
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	Bearer Notes

//

	(i) Temporary or Permanent Global Note/Certificate:	Upon issue the Notes will be represented by a Temporary Global Note. The Temporary Global Note will be exchangeable for a Permanent Global Note on or after a date which is expected to be 27 August 2002 upon certification as to non-U.S. beneficial ownership. Upon being represented by a Permanent Global Note, the Notes will be consolidated, and form a single series, with the Euro 500,000,000 4.5 per cent. Notes 2002 due 22 January 2007, details of which are contained in a Pricing Supplement dated 18 January 2002 and the Euro 250,000,000 4.5 per cent. Notes 2002 due 22 January 2007, details of which are contained in a Pricing Supplement dated 13 March 2002 and the ISIN and Common Code will be the same as those set out in paragraphs 37(i) and 38(i) below.
	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable

//

33	Other terms or special conditions:	So long as the Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	UBS AG, acting through its business group UBS Warburg Barclays Bank PLC Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)
	(ii)	Stabilising Manager (if any):	UBS AG, acting through its business group UBS Warburg
	(iii)	Dealer's Commission:	Combined management and underwriting commission of 0.25 per cent. of the nominal amount of the Notes and selling concession of 1.5 per cent. of the nominal amount of the Notes
35		If non-syndicated, name of Dealer:	Not Applicable
36		Additional selling restrictions:	**United Kingdom:** Each Manager represents, warrants and agrees that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the issue date of the Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or

cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "**FSMA**")) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer ; and

(iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

OPERATIONAL INFORMATION

37	(i)	ISIN Code:	XS0141417401
	(ii)	Temporary ISIN:	XS0151573564
38	(iii)	Common Code:	014141740
	(iv)	Temporary Common Code:	015157356
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):		Not Applicable
40	Delivery:		Delivery against payment
41	The Agents appointed in respect of the Notes are:		Deutsche Bank AG London as Fiscal Agent, Paying Agent and Exchange Agent, Deutsche Bank Luxembourg S.A. as Paying Agent Banque Générale du Luxembourg S.A. as Paying Agent and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) as Paying Agent

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable

//

44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	
	(i) Effective yield at Issue Price	4.113 per cent.
	(ii) Listing	The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and Schedule B, under 2.1.20 of the Listing and Issuing Rules of Euronext Amsterdam N.V. as in force on the Issue Date.
	(iii) Numbering and Letters	Not Applicable
	(iv) Whether CF-Form Notes will be issued:	No
	(v) Numbering and letters of CF-Form Notes:	Not Applicable
	(vi) Net Proceeds:	The net proceeds of the issue amount to approximately Euro 152,976,780.81 (including 178 days accrued interest)
	(vii) Amsterdam Listing and Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
	(viii) Notices:	In addition to Condition 15, notices will be published in the Officiële Prijscourant (**'Official Price List'**) of Euronext Amsterdam N.V. and a daily newspaper of general circulation in the Netherlands
45	Date of Pricing Supplement:	15 July 2002
46	Date of Base Offering Circular:	27 September 2001, as supplemented by a supplemental offering circular dated 1 January 2002

Signed on behalf of the Issuer:

By:

//

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH**

RABO AUSTRALIA LIMITED

RABOBANK IRELAND plc

Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

Pricing Supplement

SERIES NO: 396A
TRANCHE NO: 1
NOK 400,000,000 7.00 per cent. Notes due 2007
Issue Price: 102.125 per cent.

**DEUTSCHE BANK
RABOBANK INTERNATIONAL**
and
**DEXIA CAPITAL MARKETS
DANSKE BANK A/S
FORTIS BANK
BANK BRUSSEL LAMBERT N.V.
KBC BANK NV
NORDEA BANK DANMARK A/S**
and
**BANQUE ET CAISSE D'EPARGNE DE L'ETAT, LUXEMBOURG
DRESDNERKLEINWORT WASSERSTEIN
LMF SERVIZI FINANZIARI SA
ZURCHER KANTONALBANK**

The date of this Pricing Supplement is 8 July 2002.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2001, as supplemented by the Supplemental Offering Circular dated 1 January 2002 (together, the "**Offering Circular**") issued in relation to the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

There are additional selling restrictions in Clause 36 of this Pricing Supplement.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Except as disclosed in this document, there has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2001 (being the date of the latest audited consolidated financial statements of the Group) and no material adverse change in the financial position or prospects of the Issuer or the Group since 31 December 2001 (being the date of the latest audited consolidated financial statements of the Group).

A copy of this Pricing Supplement has been filed with the Securities Board of The Netherlands.

In connection with this issue, Deutsche Bank AG London or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the Issue Date. However, there may be no obligation on Deutsche Bank AG London or any agent of it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A (Rabobank Nederland)
	(ii)	Guarantor	N/A
2	(i)	Series Number:	396A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Norwegian Kroner ("**NOK**")
4	Aggregate Nominal Amount:		
	(i)	Series:	NOK 400,000,000
	(ii)	Tranche:	NOK 400,000,000
5	(i)	Issue Price:	102.125 per cent. of the Aggregate Nominal Amount of the Notes
	(ii)	Net proceeds:	NOK 401,000,000 (less agreed expenses)
6	Specified Denominations:		NOK 10,000 and NOK 50,000
7	(i)	Issue Date:	10 July 2002
	(ii)	Interest Commencement Date (if different from the Issue Date):	N/A
8	Maturity Date:		10 July 2007
9	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)		No
10	Interest Basis:		7.00 per cent. Fixed-Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		N/A
13	Put/Call Options:		N/A
14	(i)	Status of the Notes:	Senior
	(ii)	Status of the Guarantee:	N/A
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	7.00 per cent. per annum payable annually in arrear

//

	(ii)	Interest Payment Date(s):	10 July in each year commencing on 10 July 2003 and ending on 10 July 2007, if not previously redeemed
	(iii)	Fixed Coupon Amount (s):	NOK 700 on each denomination of NOK 10,000 and NOK 3,500 on each denomination of NOK 50,000
	(iv)	Broken Amount:	N/A
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual - ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	Each Interest Payment Date
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	N/A
18	**Floating Rate Provisions**		N/A
19	**Zero Coupon Note Provisions**		N/A
20	**Index Linked Interest Note Provisions**		N/A
21	**Dual Currency Note Provisions**		N/A

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		N/A
23	**Put Option**		N/A
24	**Final Redemption Amount**		Nominal Amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**	Bearer Notes

//

	(i)	Temporary or permanent global Note/Certificate:	The Temporary Global Note will be exchangeable for Definitive Notes not earlier than 40 days after the issue date upon certification as to non-U.S. beneficial ownership.
	(ii)	Applicable TEFRA exemption:	D Rules
27		Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	N/A
28		Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29		Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	N/A
30		Details relating to Instalment Notes:	N/A
	(i)	Instalment Amount(s):	N/A
	(ii)	Instalment Date(s):	N/A
	(iii)	Minimum Instalment Amount:	N/A
	(iv)	Maximum Instalment Amount:	N/A
31		Redenomination, renominalisation and reconventioning provisions:	N/A
32		Consolidation provisions:	N/A
33		Other terms or special conditions:	N/A

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Deutsche Bank AG London Coöperatieve Centrale Raiffeisen Boerenleenbank B.A. (Rabobank International) Dexia Banque Internationale à Luxembourg, société anonyme acting under the name of Dexia Capital Markets Danske Bank A/S Fortis Bank nv-sa Bank Brussel Lambert N.V. KBC Bank N.V. Nordea Bank Danmark A/S Banque et Caisse d'Epargne de l'Etat, Luxembourg Dresdner Bank AG London Branch

//

LMF Servizi Finanziari SA
Zürcher Kantonalbank

(ii) Stabilising Manager (if any): Deutsche Bank AG London

(iii) Dealer's Commission: Combined management and underwriting commission: 0.25 per cent. of the principal amount of the Notes. Selling Concession: 1.625 per cent. of the principal amount of the Notes.

35 If non-syndicated, name of Dealer: N/A

36 Additional selling restrictions:

The Netherlands: Each Manager understands that the Notes qualify as "Euro-securities" within the meaning of the Exemption regulation pursuant to the 1995 Act on the supervision of the securities trade (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*), i.e. that:

(i) the Notes are underwritten and placed by a syndicate of which at least two members have their seat in different member states of the EEA;

(ii) at least 60 per cent. of the Notes is placed by syndicate members established in one or more states other than the state member where the issuing institution has its corporate seat; and

(iii) subscription for the Notes is only possible, or the Notes can in the first instance only be purchased through, the intermediary of a credit institution registered with the Dutch Central Bank or through another institution (not registered with the Dutch Central Bank) which in the course of its business carries out one or more of the activities referred to in paragraphs 7 and 8 of the Annex to the Second Banking Directive (replaced by paragraphs 7 and 8 of Annex I to Directive nr. 2000/12/EG of the European Parliament and of the Council of the European Union of 20 March 2000 relating to the taking up and pursuit of the business of credit institutions

//

(OJ L126)).

Each Manager has represented and agreed that it shall not at any time conduct a general advertising or soliciting campaign in relation to the Notes anywhere in the world.

United Kingdom: Each of the Managers has represented, warranted and agreed that:

(i) it has not offered or sold and, prior to the expiry of a period of six months from the issue date Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

(ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "**FSMA**")) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and

(iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

//

		Norway: No offering material in relation to the Notes has been or will be, approved by the Oslo Stock Exchange. Accordingly, each Manager has represented, warranted and agreed that it will not offer or sell any Notes directly or indirectly in the Kingdom of Norway or to residents of the Kingdom of Norway, other than to persons who are registered with the Oslo Stock Exchange as professional investors, and that it will not distribute the Offering Circular or any other offering material relating to the Notes in or from the Kingdom of Norway.

OPERATIONAL INFORMATION

37	ISIN Code:	XS0150427960
38	Common Code:	015042796
39	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	N/A
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Exchange Agent, Deutsche Bank Luxembourg S.A. as Paying Agent, Banque Générale du Luxembourg S.A. as Paying Agent and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) as Paying Agent

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	N/A
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.136007, producing a sum of (for Notes not denominated in Euro):	Euro 54,402,800
44	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	N/A

//

45	Date of Pricing Supplement:	8 July 2002
46	Date of Base Offering Circular:	27 September 2001, as supplemented by a Supplemental Offering Circular dated 1 January 2002

Signed on behalf of the Issuer:

By:

Duly authorised

//

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH**

RABO AUSTRALIA LIMITED

RABOBANK IRELAND plc

Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

Pricing Supplement

SERIES NO: 397A
TRANCHE NO: 1
SEK 500,000,000 5.25 per cent. Notes due 2007
Issue Price: 101.565 per cent.

DEUTSCHE BANK
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK INTERNATIONAL)**
and
**DEXIA BANQUE INTERNATIONALE A LUXEMBOURG, SOCIETE ANONYME
ACTING UNDER THE NAME OF DEXIA CAPITAL MARKETS**
FORTIS BANK
KBC BANK NV
and
BANQUE ET CAISSE D'EPARGNE DE L'ETAT, LUXEMBOURG
DANSKE BANK A/S
DRESDNER KLEINWORT WASSERSTEIN
BANK BRUSSEL LAMBERT N.V.
LANDESBANK BADEN-WUERTTEMBERG
PRUDENTIAL-BACHE INTERNATIONAL LIMITED

The date of this Pricing Supplement is 8 July 2002.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2001, as supplemented by the Supplemental Offering Circular dated 1 January 2002 (together, the "**Offering Circular**") issued in relation to the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

There are additional selling restrictions in Clause 36 of this Pricing Supplement.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Except as disclosed in this document, there has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2001 (being the date of the latest audited consolidated financial statements of the Group) and no material adverse change in the financial position or prospects of the Issuer or the Group since 31 December 2001 (being the date of the latest audited consolidated financial statements of the Group).

A copy of this Pricing Supplement has been filed with the Securities Board of The Netherlands.

In connection with this issue, Deutsche Bank AG London or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the Issue Date. However, there may be no obligation on Deutsche Bank AG London or any agent of it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A (Rabobank Nederland)
	(ii)	Guarantor	N/A
2	(i)	Series Number:	397A
	(ii)	Tranche Number:	1
3		Specified Currency or Currencies:	Swedish Kronor ("**SEK**")
4		Aggregate Nominal Amount:	
	(i)	Series:	SEK 500,000,000
	(ii)	Tranche:	SEK 500,000,000
5	(i)	Issue Price:	101.565 per cent. of the Aggregate Nominal Amount of the Notes
	(ii)	Net proceeds:	SEK 498,450,000 (less agreed expenses)
6		Specified Denominations:	SEK 10,000 and SEK 50,000
7	(i)	Issue Date:	10 July 2002
	(ii)	Interest Commencement Date (if different from the Issue Date):	N/A
8		Maturity Date:	10 July 2007
9		Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)	No
10		Interest Basis:	5.25 per cent. Fixed Rate
11		Redemption/Payment Basis:	Redemption at par
12		Change of Interest or Redemption/ Payment Basis:	N/A
13		Put/Call Options:	N/A
14	(i)	Status of the Notes:	Senior
	(ii)	Status of the Guarantee:	N/A
15		Listing:	Luxembourg
16		Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17		**Fixed Rate Note Provisions**	Applicable
	(i)	Rate of Interest:	5.25 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	10 July in each year commencing on 10 July 2003 and ending on 10 July 2007, if not previously redeemed
	(iii)	Fixed Coupon Amount(s):	SEK 525.00 on each denomination of SEK 10,000; and SEK 2,625.00 on each denomination of SEK 50,000

	(iv)	Broken Amount:	N/A
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual - ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	Each Interest Payment Date
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	N/A
18	**Floating Rate Provisions**		N/A
19	**Zero Coupon Note Provisions**		N/A
20	**Index Linked Interest Note Provisions**		N/A
21	**Dual Currency Note Provisions**		N/A

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		N/A
23	**Put Option**		N/A
24	**Final Redemption Amount**		Nominal Amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes**:		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	The Temporary Global Note will be exchangeable for Definitive Notes not earlier than 40 days after the issue date against certification as to non-U.S. beneficial ownership.
	(ii)	Applicable TEFRA exemption:	D Rules

//

27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	N/A
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	N/A
30	Details relating to Instalment Notes:	N/A
	(i) Instalment Amount(s):	N/A
	(ii) Instalment Date(s):	N/A
	(iii) Minimum Instalment Amount:	N/A
	(iv) Maximum Instalment Amount:	N/A
31	Redenomination, renominalisation and reconventioning provisions:	N/A
32	Consolidation provisions:	N/A
33	Other terms or special conditions:	N/A

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Deutsche Bank AG London Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Dexia Banque Internationale à Luxembourg, société anonyme acting under the name of Dexia Capital Markets Fortis Bank NV-SA KBC Bank NV Banque et Caisse d'Epargne de L'Etat, Luxembourg Danske Bank A/S Dresdner Bank AG London Branch Bank Brussel Lambert N.V. Landesbank Baden-Wuerttemberg Prudential-Bache International Limited
	(ii) Stabilising Manager (if any):	Deutsche Bank AG London
	(iii) Dealer's Commission:	*Combined management and underwriting commission:* 0.25 per cent. of the principal amount of the Notes. Selling Concession: 1.625 per cent. of the principal amount of the Notes.

35 If non-syndicated, name of Dealer: N/A

36 Additional selling restrictions:

The Netherlands: Each Manager understands that the Notes qualify as "Euro-securities" within the meaning of the Exemption regulation pursuant to the 1995 Act on the supervision of the securities trade (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*), i.e. that:

(i) the Notes are underwritten and placed by a syndicate of which at least two members have their seat in different member states of the EEA;

(ii) at least 60 per cent. of the Notes is placed by syndicate members established in one or more states other than the state member where the issuing institution has its corporate seat; and

(iii) subscription for the Notes is only possible, or the Notes can in the first instance only be purchased through, the intermediary of a credit institution registered with the Dutch Central Bank or through another institution (not registered with the Dutch Central Bank) which in the course of its business carries out one or more of the activities referred to in paragraphs 7 and 8 of the Annex to the Second Banking Directive (replaced by paragraphs 7 and 8 of Annex I to Directive nr. 2000/12/EG of the European Parliament and of the Council of the European Union of 20 March 2000 relating to the taking up and pursuit of the business of credit institutions (OJ L126)).

Each Manager has represented and agreed that it shall not at any time conduct a general advertising or soliciting campaign in relation to the Notes anywhere in the world.

Sweden: Each of the Managers has represented, warranted and agreed that it will not, directly or indirectly, offer or sell any of the notes in Sweden in a manner that would require the registration of a prospectus by the Swedish Financial Supervisory Authority according to the Financial Instruments Trading Act.

United Kingdom: Each of the Managers has represented, warranted and agreed that:

(i) it has not offered or sold and, prior to the expiry of the period of six months from the closing date, will not offer or sell any notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding,

managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended);

(ii) it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 (the "**FSMA**") with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom; and

(iii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any notes in circumstances in which section 21(1) of the FSMA does not apply to the issuer.

OPERATIONAL INFORMATION

37	ISIN Code:	XS0150427887
38	Common Code:	015042788
39	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Clearstream Banking Frankfurt AG German Security Number 860 762
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Exchange Agent, Deutsche Bank Luxembourg S.A. as Paying Agent, Banque Générale du Luxembourg S.A. as Paying Agent and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) as Paying Agent

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	N/A
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.110717, producing a sum of (for Notes not denominated in Euro):	Euro 55,358,500

44	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	N/A
45	Date of Pricing Supplement:	8 July 2002
46	Date of Base Offering Circular:	27 September 2001, as supplemented by the Supplemental Offering Circular dated 1 January 2002

Signed on behalf of the Issuer:

By:

Duly authorised

//

2002-60109

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED

(Australian Business Number 39 060 452 217)

(incorporated with limited liability in the Australian Capital Territory

RABOBANK IRELAND plc

(a company incorporated with limited liability in Ireland)

Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

SERIES NO: 398A TRANCHE NO: 1

JPY 1,000,000,000 Fixed Rate/Reverse Floating Rate Instruments due 2017

Issue Price: 100.00 per cent

Mizuho International plc

The date of this Pricing Supplement is 5 July 2002.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated September 27, 2001 and the Supplemental Offering Circular dated 1 January 2002 (together the "**Offering Circular**") issued in relation to the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Except as disclosed in this document, there has been no significant change in the financial or trading position of the Issuer since 31st December, 2000 and no material adverse change in the financial position or prospects of the Issuer since 31st December, 2000.

Signed:

Authorised Signatory of Issuer

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	398A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Japanese Yen ("JPY")
4	Aggregate Nominal Amount:	
	(i) Series:	JPY 1,000,000,000
	(ii) Tranche:	JPY 1,000,000,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	JPY 100,000,000
7	(i) Issue Date:	10th July 2002
	(ii) Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:	10th July 2017, subject to adjustment in accordance with the Modified Following Business Day Convention
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	2.00 per cent. Fixed Rate changing into Reverse Floating Rate Interest (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par

12	Change of Interest or Redemption/Payment Basis:	Interest Basis: 1. 2.00 per cent. Fixed Rate, for the period from and including 10th July 2002 to but excluding 10th July 2003; Automatically converting on 10th July 2003 to 2. Index-Linked Interest, for the period from and including 10th July 2003 to but excluding the Maturity Date
13	Put/Call Options:	Call (further particulars specified below)
14	(i) Status of the Notes:	Senior
	(ii) Status of the Guarantee:	Not Applicable
15	Listing:	None
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate(s) of Interest:	2.00 per cent. per annum payable semi-annually in arrear
	(ii)	Interest Payment Date(s):	10th January 2003 and 10th July 2003
	(iii)	Fixed Coupon Amount (s):	JPY 1,000,000 per JPY 100,000,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360, unadjusted
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable

	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Applicable Business Day Convention: Modified Following Business Day Convention, for which the Business Days are as set out in Condition 1, with Tokyo as a Business Centre and London as an Additional Business Centre.
18	**Floating Rate Provisions**		Applicable
	(i)	Specified Period(s)/Specified Interest Payment Dates	10th January and 10th July in each year, commencing on 10th January 2004 and ending on 10th July 2017 The Rate of interest will be calculated as follows: 2.345 per cent. per annum minus six month JPY-LIBOR-BBA payable semi-annually in arrear for the period from and including 10th July 2003 to but excluding 10th July 2004 2.690 per cent. per annum minus six month JPY-LIBOR-BBA payable semi-annually in arrear for the period from and including 10th July 2004 to but excluding 10th July 2005 3.035 per cent. per annum minus six month JPY-LIBOR-BBA payable semi-annually in arrear for the period from and including 10th July 2005 to but excluding 10th July 2006 3.380 per cent. per annum minus six month JPY-LIBOR-BBA payable semi-annually in arrear for the period from and including 10th July 2006 to but excluding 10th July 2007 3.725 per cent. per annum minus six month JPY-LIBOR-BBA payable semi-annually in arrear for the period from and including 10th July 2007 to but excluding 10th July 2008

4.070 per cent. per annum minus six month JPY-LIBOR-BBA payable semi-annually in arrear for the period from and including 10th July 2008 to but excluding 10th July 2009

4.415 per cent. per annum minus six month JPY-LIBOR-BBA payable semi-annually in arrear for the period from and including 10th July 2009 to but excluding 10th July 2010

4.760 per cent. per annum minus six month JPY-LIBOR-BBA payable semi-annually in arrear for the period from and including 10th July 2010 to but excluding 10th July 2011

5.105 per cent. per annum minus six month JPY-LIBOR-BBA payable semi-annually in arrear for the period from and including 10th July 2011 to but excluding 10th July 2012

5.450 per cent. per annum minus six month JPY-LIBOR-BBA payable semi-annually in arrear for the period from and including 10th July 2012 to but excluding 10th July 2013

5.795 per cent. per annum minus six month JPY-LIBOR-BBA payable semi-annually in arrear for the period from and including 10th July 2013 to but excluding 10th July 2014

6.140 per cent. per annum minus six month JPY-LIBOR-BBA payable semi-annually in arrear for the period from and including 10th July 2014 to but excluding 10th July 2015

		6.485 per cent. per annum minus six month JPY-LIBOR-BBA payable semi-annually in arrear for the period from and including 10th July 2015 to but excluding 10th July 2016
		6.830 per cent. per annum minus six month JPY-LIBOR-BBA payable semi-annually in arrear for the period from and including 10th July 2016 to but excluding 10th July 2017
(ii)	Business Day Convention:	Modified Following Business Day Convention
(iii)	Additional Business Centre(s) (Condition 1(a)):	London
(iv)	Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination
(v)	Interest Period Date(s):	Not Applicable
(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(vii)	Screen Rate Determination (Condition 1(a)):	
	- Relevant Time:	Not Applicable
	- Interest Determination Date:	Not Applicable
	- Primary Source for Floating Rate:	Not Applicable
	- Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
	- Relevant Financial Centre:	Not Applicable
	- Benchmark:	Not Applicable
	- Representative Amount:	Not Applicable
	- Effective Date:	Not Applicable
	- Specified Duration:	Not Applicable

	(viii)	ISDA Determination (Condition1(a)):	
		- Floating Rate Option:	JPY-LIBOR-BBA
		- Designated Maturity:	6 months
		- Reset Date:	The first day of the relevant Interest Period
		- ISDA Definitions: (if different from those set out in the Conditions)	Not Applicable
	(ix)	Margin(s):	Not Applicable
	(x)	Minimum Rate of Interest:	0.00 per cent. per annum
	(xi)	Maximum Rate of Interest:	Not Applicable
	(xii)	Day Count Fraction (Condition 1(a)):	Actual/360 (adjusted)
	(xiii)	Rate Multiplier:	Not Applicable
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	10th January and 10th July in each year, commencing 10th January 2003 and ending 10th January 2017, subject to adjustment in accordance with the Modified Following Business Day Convention

(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	100.00 per cent. of the Aggregate Nominal Amount
(iii)	If redeemable in part:	Not Applicable
(iv)	Option Exercise Date(s):	Not Applicable
(v)	Description of any other Issuer's option:	Not Applicable
(vi)	Notice period (if other than as set out in the Conditions):	Not less than 5 Business Days' notice prior to each Optional Redemption Date to the Fiscal Agent and, in accordance with Condition 15 (modified as mentioned in paragraph 33 below), to the Noteholders

23	**Put Option**	Not Applicable
24	**Final Redemption Amount**	100.00 per cent of the Aggregate Nominal Amount
25	**Early Redemption Amount**	

(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	**Bearer Notes**

	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note which will be exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable

33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	If syndicated, names of Managers:	Not Applicable
	(i) Stabilising Manager (if any):	Not Applicable
	(ii) Dealer's Commission:	Not Applicable
35	If non-syndicated, name of Dealer:	Mizuho International plc
36	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

37	ISIN Code:	XS015038209-0
38	Common Code:	15038209
39	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal, Calculation, and Paying Agent Deutsche Bank Luxembourg S.A. as Paying Agent

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.008459, producing a sum of:	Eur 8,459,000
44	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	5 July 2002
46	Date of Base Offering Circular:	27th September 2001, as supplemented by a Supplemental Offering Circular dated 1 January 2002.

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

02 JUL 12 ...

2002-60105

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED

(Australian Business Number 39 060 452 217)

(incorporated with limited liability in the Australian Capital Territory

RABOBANK IRELAND plc

(a company incorporated with limited liability in Ireland)

Euro 40,000,000,000

Global Medium-Term Note Programme

Due from seven days to perpetuity

Guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

SERIES NO: 399A TRANCHE NO: 1

JPY 1,000,000,000 Fixed Rate/Index-Linked Instruments due 2017

Issue Price: 100.00 per cent

Mizuho International plc

The date of this Pricing Supplement is 5th July 2002.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated January 27, 2001 and the Supplemental Offering Circular dated 1 January 2002 (together the "**Offering Circular**") issued in relation to the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Except as disclosed in this document, there has been no significant change in the financial or trading position of the Issuer since 31st December, 2000 and no material adverse change in the financial position or prospects of the Issuer since 31st December, 2000.

Signed:

Authorised Signatory of Issuer

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	399 A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Japanese Yen ("JPY")
4	Aggregate Nominal Amount:	
	(i) Series:	JPY 1,000,000,000
	(ii) Tranche:	JPY 1,000,000,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	JPY 100,000,000
7	(i) Issue Date:	10th July 2002
	(ii) Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:	10th July 2017, subject to adjustment in accordance with the Modified Following Business Day Convention
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	3.50 per cent. Fixed Rate changing into Index-Linked Interest (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par

12	Change of Interest or Redemption/Payment Basis:	Interest Basis: 1. 3.50 per cent. Fixed Rate, for the period from and including 10th July 2002 to but excluding 10th July 2003; Automatically converting on 10th July 2003 to 2. Index-Linked Interest, for the period from and including 10th July 2003 to but excluding the Maturity Date
13	Put/Call Options:	Call (further particulars specified below)
14	(i) Status of the Notes:	Senior
	(ii) Status of the Guarantee:	Not Applicable
15	Listing:	None
16	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate(s) of Interest:	3.50 per cent. per annum payable semi-annually in arrear
	(ii)	Interest Payment Date(s):	10th January 2003 and 10th July 2003
	(iii)	Fixed Coupon Amount (s):	JPY 1,750,000 per JPY 100,000,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360, unadjusted
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable

	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Applicable Business Day Convention: Modified Following Business Day Convention, for which the Business Days are as set out in Condition 1, with Tokyo as a Business Centre and London and New York as Additional Business Centres.
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Applicable
	(i)	Index/Formula:	See the Annex to this Pricing Supplement
	(ii)	Calculation Agent responsible for calculating the interest due:	Bank of America, N.A.
	(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	See (i) above
	(iv)	Specified Period(s)/Specified Interest Payment Dates:	10th July and 10th January in each year, commencing 10th January 2004 and ending on the Maturity Date
	(v)	Business Day Convention:	Modified Following Business Day Convention
	(vi)	Additional Business Centre(s) (Condition 1(a)):	London and New York
	(vii)	Minimum Rate of Interest:	0.00 (zero) per cent. per annum
	(viii)	Maximum Rate of Interest:	Not Applicable
	(ix)	Day Count Fraction (Condition 1(a)):	30/360, unadjusted
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable

	(i)	Optional Redemption Date(s):	10th July and 10th January in each year, commencing 10th July 2003 and ending 10th January 2017, subject to adjustment in accordance with the Modified Following Business Day Convention
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	100.00 per cent. of the Aggregate Nominal Amount
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period (if other than as set out in the Conditions):	Not less than 5 Business Days' notice prior to each Optional Redemption Date to the Fiscal Agent and, in accordance with Condition 15 (modified as mentioned in paragraph 33 below), to the Noteholders
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		100.00 per cent of the Aggregate Nominal Amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes

	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	**Bearer Notes**
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note which will be exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London and New York
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable

33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	If syndicated, names of Managers:	Not Applicable
	(i) Stabilising Manager (if any):	Not Applicable
	(ii) Dealer's Commission:	Not Applicable
35	If non-syndicated, name of Dealer:	Mizuho International plc
36	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

37	ISIN Code:	XS015027622-7
38	Common Code:	15027622
39	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
40	Delivery:	Delivery against payment

41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal and Paying Agent Deutsche Bank Luxembourg S.A. as Paying Agent Bank of America, N.A. as Calculation Agent, as mentioned at paragraph 20(ii) above

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.008494, producing a sum of:	Eur 8,494,000
44	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	10th July 2002
46	Date of Base Offering Circular:	27th January 2001, as supplemented by a Supplemental Offering circular dated 1 January 2002.

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

ANNEX

The Interest Amount ("**IA**") in JPY for each Specified Denomination, in respect of each Interest Period ending on a Specified Interest Payment Date, shall be calculated by the Calculation Agent in accordance with the following formula:

IA = 55,722.25 x **FX** – 5,000,000

and in each case such Interest Amount shall:

(i) be rounded to the nearest whole number in JPY, 0.5 being rounded upwards; and

(ii) be subject to a minimum of zero.

FX, in relation to the relevant Interest Period, is the FX Bid Rate (as defined below) at 3:00 p.m. Tokyo time on the fifth Tokyo Business Day prior to the first day of that Interest Period.

For information purposes only, the Interest Rate ("**IR**") may be obtained in accordance with the following formula:

IR = 13.00% x **FX**/116.65 – 10.00%,

subject to a minimum **IR** of zero per cent. per annum.

"FX Bid Rate" means, in relation to a given time on a given date, the JPY/United States Dollar ("USD") bid rate (figure on the left) of exchange (expressed as a number of JPY per USD) which is displayed on page "JPNU" on the Reuters Monitor Money Rates Service (or such page as may replace that page on that service) under the heading "DLR" at that time on that date, as determined by the Calculation Agent.

If such rate is not displayed on page "JPNU" (or any replacement page) on that date or page "JPNU" (or any replacement page) is not available on that date, then the FX Bid Rate shall be the JPY/USD bid rate of exchange as announced by the Bank of Japan and published under the heading "DLR/YEN" which appears on page "TKYFX" on the Reuters Monitor Money Rates Service (or such page as may replace that page on that service) at that time on that date, as determined by the Calculation Agent.

If no such quotation appears or is available on the "TKYFX" page (or any replacement page) on that date, the FX Bid Rate shall be determined by the Calculation Agent as follows:

1. the Calculation Agent will request five leading reference banks (selected by the Calculation Agent at its discretion) in the Tokyo interbank market for their bid market quotations of the JPY/USD spot exchange rate at approximately that time on that date;

2. the highest and lowest of such quotations will be disregarded and the arithmetic mean of the remaining quotations will be the FX Bid Rate;

3. if only four quotations are so provided, then the FX Bid Rate will be the arithmetic mean of such quotations without regard to the highest and lowest values quoted;

4. if fewer than four quotations but at least two quotations can be obtained, the FX Bid Rate will be the arithmetic mean of the quotations actually obtained by the Calculation Agent;

5. if only one quotation is available, in that event, the Calculation Agent may determine that such quotation shall be the FX Bid Rate; and

6. if no such quotation is available or if the Calculation Agent determines in its sole discretion that no suitable reference bank which is prepared to quote is available, the Calculation Agent will determine the FX Bid Rate in its sole discretion.

In relation to all and any matters or things referred to in this Annex, the Calculation Agent shall notify the Issue and Paying Agent and the Issuer of all calculations as soon as practically possible.

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory)
RABOBANK IRELAND PLC
(a company incorporated with limited liability in Ireland)

Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

SERIES NO: 302A

TRANCHE NO: 2

CAD 50,000,000 4.50 per cent. Notes 2002 due 2005

Issue Price: 101.145 per cent. (plus accrued interest from and including 28 January 2002 to but excluding 5 July 2002 (158 days))

The Notes will, on or after the expiry of 40 days after the Issue Date, be consolidated and will form a single series, with the CAD 100,000,000 4.50 per cent. Notes 2002 due 2005 issued on 28 January 2002

TD Securities
Tradename of The Toronto-Dominion Bank

Rabobank International

Deutsche Bank
KBC International Group

The date of this Pricing Supplement is 3 July 2002

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2001 and the Supplemental Offering Circular dated 1 January 2002 (together, the "**Offering Circular**") issued in relation to the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

The Netherlands:

Each Manager understands that the Notes qualify as "Euro-securities" within the meaning of the 1995 Exemption regulation (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*) i.e. that

(a) the Notes are underwritten and placed by a syndicate of which at least two members have their seat in different member states of the EEA;

(b) at least 60% of the Notes is placed by syndicate members established in one or more states other than the state member where the issuing institution has its corporate seat;

(c) subscription for the Notes is only possible or the Notes can in the first instance only be purchased through the intermediary of a credit institution registered with the Dutch Central Bank or through another institution (not registered with the Dutch Central Bank) which in the course of its business carries out one or more of the activities referred to in paragraphs 7 and 8 of Annex I to Directive nr. 2000/12/EG of the European Parliament and the Council of the European Union of 20 March 2000 relating to the taking up and pursuit of the business of credit institutions (OJL 126).

Each Manager represents and agrees that it shall not at any time conduct a general advertising or soliciting campaign in relation to the Notes.

Canada:

The Notes have not been and will not be qualified for sale under the securities laws of Canada or any province or territory of Canada. The Managers represent that they have not, and agree that they will not, offer,

sell, or deliver, directly or indirectly, any such Note in Canada or to or for the benefit or account of any resident of Canada, except in compliance with all applicable securities laws of Canada and the provinces and territories thereof.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2001 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2001.

In connection with this issue, The Toronto-Dominion Bank may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the Issue Date. However, there may be no obligation on The Toronto-Dominion Bank to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	(i) Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
	(ii) Guarantor:		Not Applicable
2	(i) Series Number:		302A
	(ii) Tranche Number:		2
3	Specified Currency or Currencies:		Canadian Dollars ("**CAD**")
4	Aggregate Nominal Amount:		
	(i) Series:		CAD 150,000,000
	(ii) Tranche:		CAD 50,000,000
5	(i) Issue Price:		101.145 per cent. of the Aggregate Nominal Amount (plus accrued interest from and including 28 January 2002 to but excluding 5 July 2002)
	(ii) Net proceeds:		CAD 50,733,972.60 (less agreed expenses)
6	Specified Denominations:		CAD 1,000; CAD 10,000 and CAD 100,000
7	(i) Issue Date:		5 July 2002
	(ii) Interest Commencement Date (if different from the Issue Date):		28 January 2002
8	Maturity Date:		30 December 2005
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		4.50 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i) Status of the Notes:		Senior
	(ii) Status of the Guarantee:		Not Applicable
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i) Rate of Interest:		4.50 per cent. per annum payable annually in arrear

//

	(ii)	Interest Payment Date(s):	30 December in each year commencing on 30 December 2002 and ending on 30 December 2005. There will be a short first coupon payable on the Interest Payment Date falling on 30 December 2002 in respect of the Initial Interest Period from (and including) 28 January 2002 to (but excluding) 30 December 2002
	(iii)	Fixed Coupon Amount(s):	CAD 45 on each denomination of CAD 1,000; CAD 450 on each denomination of CAD 10,000; and CAD 4,500 on each denomination of CAD 100,000
	(iv)	Broken Amount:	CAD 41.42 on each denomination of CAD 1,000; CAD 414.25 on each denomination of CAD 10,000; and CAD 4,142.47 on each denomination of CAD 100,000
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual ISMA
	(vi)	Determination Date(s):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		Nominal Amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes

	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	Upon issue the Notes will be represented by a Temporary Global Note. The Temporary Global Note will be exchangeable for Definitive Notes on or after a date which is expected to be 14 August 2002 upon certification as to non-U.S. beneficial ownership. On or after the expiry of 40 days after the Issue Date, the Notes will be consolidated, and form a single series with the CAD 100,000,000 4.50 per cent. Notes due 30 December 2005, details of which are contained in a Pricing Supplement dated 28 January 2002 and the ISIN and Common Code will be the same as those set out in paragraphs 37(i) and 38(i) below.
	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London and New York And in accordance with Condition 8(h): Toronto
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	Not Applicable

//

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	The Toronto-Dominion Bank Coöperatieve Centrale Raiffeisen-Boerenleenbank B .A. (Rabobank International) (together the "**Joint Lead Managers**") Deutsche Bank AG London KBC Bank NV (together with the Joint Lead Managers, the "**Managers**")
	(ii)	Stabilising Manager (if any):	The Toronto-Dominion Bank
	(iii)	Manager's Commission:	Combined management and underwriting commission: 0.225 per cent. of the principal amount of the Notes. Selling Concession: 1.40 per cent. of the principal amount of the Notes
35		If non-syndicated, name of Dealer:	Not Applicable
36		Additional selling restrictions:	**The Netherlands:** Each Manager understands that the Notes qualify as "Euro-securities" within the meaning of the 1995 Exemption regulation (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*) i.e. that (a) the Notes are underwritten and placed by a syndicate of which at least two members have their seat in different member states of the EEA; (b) at least 60% of the Notes is placed by syndicate members established in one or more states other than the state member where the issuing institution has its corporate seat; and (c) subscription for the Notes is only possible or the Notes can in the first instance only be purchased through the intermediary of a credit institution registered with the Dutch Central Bank or through another institution (not registered with the Dutch Central Bank) which in the course of its business carries out one or more of the activities referred to in paragraphs 7 and 8 of the Annex I to Directive nr. 2000/12/EG of the European Parliament and the Council of the European Union of 20 March 2000 relating to the taking up and pursuit of the business of credit

		institutions (OJL 126). Each Manager represents and agrees that it shall not at any time conduct a general advertising or soliciting campaign in relation to the Notes. **Canada:** The Notes have not been and will not be qualified for sale under the securities laws of Canada or any province or territory of Canada. The Managers represent that they have not, and agree that they will not, offer, sell or deliver, directly or indirectly, any such Note in Canada or to or for the benefit or account of any resident of Canada except in compliance with all applicable securities laws of Canada and the provinces and territories thereof

OPERATIONAL INFORMATION

37	(i) ISIN Code:	XS0141335934
	(ii) Temporary ISIN Code:	XS0150469459
38	(i) Common Code:	14133593
	(ii) Temporary Common Code	15046945
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, and Paying Agent and Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents
	GENERAL	
42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.678261, producing a sum of (for Notes not denominated in Euro):	Euro 33,913,050
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	3 July 2002

//

46	Date of Base Offering Circular:	27 September 2001, as supplemented by a Supplemental Offering Circular dated 1 January 2002

Signed on behalf of the Issuer:

By:
Duly authorised

//

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc
Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 387A
TRANCHE NO: 1

USD 10,000,000 Zero Coupon Notes due 28th June 2022

Issue Price: 100 per cent

HSBC Bank plc

The date of this Pricing Supplement is 28th June 2002

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2001 and the Supplemental Offering Circular dated 1 January 2002 (together the "**Offering Circular**") issued in relation to the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc, by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Except as disclosed in this document, there has been no significant change in the financial or trading position of the Issuer or of the Group 31 December 2001 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2001.

In connection with this issue, HSBC Bank plc may over-allot or effect transactions which stabilise or maintain the market price of the Notes at a level which might not otherwise prevail. Such stabilising, if commenced, may be discontinued at any time.

The stabilisation will in any event terminate after a period of 30 days after the date payment must be made on the Notes.

1	(i)	Issuer:	Rabobank Nederland
	(ii)	Guarantor:	Not Applicable
2	(i)	Series Number:	387A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States Dollars ("USD")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 10,000,000
	(ii)	Tranche:	USD 10,000,000

5	(i)	Issue Price:	100 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	USD 10,000,000
6	Specified Denominations:		USD 100,000
7	(i)	Issue Date:	28th June 2002
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		28th June 2022
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Zero Coupon
11	Redemption/Payment Basis:		Particulars specified in item 24 below
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Call (further particulars specified below)
14	(i)	Status of the Notes:	Senior
	(ii)	Status of the Guarantee:	Not Applicable
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Applicable
	(i)	Amortisation Yield (Condition 7(b)):	Not Applicable
	(ii)	Day Count Fraction (Condition 1(a)):	Actual/Actual
	(iii)	Any other formula/basis of determining amount payable:	As set out in 22 (ii), 24 and 25 (i)
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable

	(i)	Optional Redemption Date(s):	Every 3 years from and including 28th June 2005 to and including 28th June 2020, subject to adjustment in accordance with the Modified Following business day convention.
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	[(1+IRR)^N]*issue price IRR = 0.0705 N = the number of days from and including the issue date, to but excluding the redemption date.
	(iii)	If redeemable in part:	Not Applicable
		(a) Minimum nominal amount to be redeemed:	Not Applicable
		(b) Maximum nominal amount to be redeemed:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period (if other than as set out in the Conditions):	The Issuer shall give notice of its intention to redeem the Notes, in whole or in part, no later than 10 Business Days prior to the relevant Optional Redemption Date.
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		Nominal Amount x 390.60107 per cent.
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, in accordance with the formula specified under item 22 (ii) above
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 7(f)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	Bearer Notes

	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No.
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are presented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	Not Applicable
35	If non-syndicated, name of Dealer:	HSBC Bank plc
36	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

37	ISIN Code:	XS0150118312
38	Common Code:	015011831
39	Any clearing system(s) other than Euroclear and Cedelbank and the relevant identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Fiscal, Paying and Calculation Agent: Deutsche Bank AG London Paying Agent: Deutsche Bank Luxembourg S.A.

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.054054, producing a sum of (for Notes not denominated in Euro):	10,540,540
44	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	28th June 2002
46	Date of Base Offering Circular:	27 September 2001 as supplemented by a Supplemental Offering Circular dated 1 January 2002

Signed on behalf of the Issuer:

By: ______________________
Duly authorised

Pricing Supplement

RABO AUSTRALIA LIMITED

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED

(Australian Business Number 39 060 452 217)

(incorporated with limited liability in the Australian Capital Territory)

RABOBANK IRELAND plc

(a company incorporated with limited liability in Ireland)

Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

SERIES NO: 380A
TRANCHE: 1

AUD 100,000,000 6.00 per cent. Notes 2002 due 2006

Issue Price: 100.51 per cent.

Rabobank International	**TD Securities**
Commonwealth Bank of Australia	**Deutsche Bank**
Dexia Capital Markets	**Fortis Bank**
KBC International Group	**ABN AMRO**
Axa Bank Belgium	**ING**
Banque et Caisse d'Epargne de l'Etat, Luxembourg	**Prudential - Bache International Limited**

The date of this Pricing Supplement is 24 June 2002

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2001 and the Supplemental Offering Circular dated 1 January 2002 (together the "**Offering Circular**") issued in relation to the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

<u>The Netherlands</u>:

Each Manager understands that the Notes qualify as "Euro-securities" within the meaning of the 1995 Exemption regulation (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*) i.e. that:

(a) the Notes are underwritten and placed by a syndicate of which at least two members have their seat in different member states of the EEA;

(b) at least 60% of the Notes is placed by syndicate members established in one or more states other than the state member where the issuing institution has its corporate seat; and

(c) subscription for the Notes is only possible or the Notes can in the first instance only be purchased through the intermediary of a credit institution registered with the Dutch Central Bank or through another institution (not registered with the Dutch Central Bank) which in the course of its business carries out one or more of the activities referred to in paragraphs 7 and 8 of Annex I to Directive nr. 2000/12/EG of the European Parliament and of the Council of the European Union of 20 March 2000 relating to the taking up and pursuit of the business of credit institutions (OJ L126).

Each Manager represents and agrees that it shall not at any time conduct in the Netherlands a general advertising or soliciting campaign in relation to the Notes.

There has been no significant change in the financial or trading position of the Issuer, the Guarantor or of the Group since 31 December 2001 and no material adverse change in the financial position or prospects of the Issuer, the Guarantor or of the Group since 31 December 2001.

In connection with this issue, The Toronto-Dominion Bank may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the Issue Date. However, there may be no obligation on The Toronto-Dominion Bank to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	(i) Issuer:		Rabo Australia Limited
	(ii) Guarantor:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:		380A
	(ii) Tranche Number:		1
3	Specified Currency or Currencies:		Australian Dollars ("**AUD**")
4	Aggregate Nominal Amount:		
	(i) Series:		AUD 100,000,000
	(ii) Tranche:		AUD 100,000,000
5	(i) Issue Price:		100.51 per cent. of the Aggregate Nominal Amount
	(ii) Net proceeds:		AUD 98,885,000 (less agreed expenses)
6	Specified Denominations:		AUD 1,000, AUD 10,000, AUD 100,000
7	(i) Issue Date:		27 June 2002
	(ii) Interest Commencement Date (if different from the Issue Date):		Not Applicable
8	Maturity Date:		20 December 2006
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		6.00 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i) Status of the Notes:		Senior
	(ii) Status of the Guarantee:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	Fixed Rate Note Provisions	Applicable

	(i)	Rate of Interest:	6.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	20 December in each year commencing on 20 December 2002 and ending on 20 December 2006. There will be a short first coupon payable on the Interest Payment Date falling on 20 December 2002 in respect of the initial Interest Period from (and including) 27 June 2002 to (but excluding) 20 December 2002
	(iii)	Fixed Coupon Amount (s):	AUD 60 on each denomination of AUD 1,000, AUD 600 on each denomination of AUD 10,000 and AUD 6,000 on each denomination of AUD 100,000 (subject to paragraph 17(iv))
	(iv)	Broken Amount:	AUD 28.94 on each denomination of AUD 1,000, AUD 289.32 on each denomination of AUD 10,000 and AUD 2,893.16 on each denomination of AUD 100,000 in respect of the Interest Payment Date falling on 20 December 2002
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	Floating Rate Provisions		Not Applicable
19	Zero Coupon Note Provisions		Not Applicable
20	Index Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option	Not Applicable
23	Put Option	Not Applicable
24	Final Redemption Amount	Nominal amount

25	Early Redemption Amount	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note which will be exchangeable for Definitive Notes, not earlier than 40 days after the closing date upon certification as to non-U.S. beneficial ownership
	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Sydney, New York and London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	Not Applicable

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	The Toronto-Dominion Bank Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) (together the "**Joint Lead Managers**") Commonwealth Bank of Australia Deutsche Bank AG London Dexia Banque Internationale à Luxembourg, société anoyme acting under the name of Dexia Capital Markets Fortis Bank nv-sa KBC Bank NV (the "**Co-Lead Managers**") ABN AMRO Bank N.V. Axa Bank Belgium NV-SA Banque Bruxelles Lambert S.A. Banque et Caisse d'Epargne de l'Etat, Luxembourg Prudential - Bache International Limited (the "**Co Managers**" and together with the Joint Lead Managers and the Co-Lead Managers, the "**Managers**")
	(ii)	Stabilising Manager (if any):	The Toronto-Dominion Bank
	(iii)	Manager's Commission:	Combined management and underwriting commission is 0.225 per cent. of the principal amount of the Notes. Selling commission: 1.40 per cent. of the principal amount of the Notes.
35		If non-syndicated, name of Manager:	Not Applicable
36		Additional selling restrictions:	<u>Netherlands</u>: Each Manager understands that the Notes qualify as "Euro-securities" within the meaning of the 1995 Exemption regulation (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*) i.e. that: (a) the Notes are underwritten and placed by a syndicate of which at least two members have their seat in different member states of the EEA; (b) at least 60% of the Notes is placed by syndicate members established in one or more states other than the state member where the issuing institution has its corporate seat; and (c) subscription for the Notes is only

possible or the Notes can in the first instance only be purchased through the intermediary of a credit institution registered with the Dutch Central Bank or through another institution (not registered with the Dutch Central Bank) which in the course of its business carries out one or more of the activities referred to in paragraphs 7 and 8 of Annex I to Directive nr. 2000/12/EG of the European Parliament and of the Council of the European Union of 20 March 2000 relating to the taking up and pursuit of the business of credit institutions (OJ L126).

Each Manager represents and agrees that it shall not at any time conduct in the Netherlands a general advertising or soliciting campaign in relation to the Notes.

OPERATIONAL INFORMATION

37	ISIN Code:	XS0149216300
38	Common Code:	14921630
39	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent, Deutsche Bank Luxembourg S.A., and Banque Générale du Luxembourg S.A. as Paying Agents

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.606178 producing a sum of (for Notes not denominated in Euro):	Euro 60,617,800

44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	24 June 2002
46	Date of Base Offering Circular:	27 September 2001, as supplemented by a Supplemental Offering Circular dated 1 January 2002

Signed on behalf of the Issuer:

By:

Duly authorised

Signed on behalf of the Guarantor:

By:

Duly authorised